UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 1)


                             DATA TRANSLATION, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   238016 10 9
               -------------------------------------------------
                                 (CUSIP number)

                             Alfred A. Molinari, Jr.
                      President and Chief Executive Officer
                             Data Translation, Inc.
                                 100 Locke Drive
                               Marlboro, MA 01752
--------------------------------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)


                                February 13, 1998
             -------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (Continued on the following pages)

                               (Page 1 of 4 Pages)

|-----------------------|           13D           |--------------------------|
|CUSIP No. 238016 10 9  |                         |    Page  2  of  4  Pages |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSONS                                       |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS              |
|         |  (ENTITIES ONLY)                                                 |
|         |  ALFRED A. MOLINARI, JR.                                         |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ] |
|         |                                                          (b) [ ] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS                                                 |
|         |                                                                  |
|         |  PF                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States of America                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   305,530                                           |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   None                                              |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   305,530                                           |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   None                                              |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  305,530 shares of Common Stock                                  |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES                                     [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  14.7%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON                                        |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

                                                               Page 3 of 4 Pages


Preamble.

         This Amendment No. 1 to Schedule 13D (this "Amendment") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission on December 9, 1996 (the "Schedule 13D") by Alfred A. Molinari, Jr. ("Mr. Molinari") relating to the common stock, par value $.01 per share (the "Common Stock"), of Data Translation, Inc. (the "Company"). This Amendment amends the Schedule 13D only with respect to those Items listed below. All capitalized terms used and not defined herein shall have the meanings ascribed thereto in the Scheduled 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 1, 1997 and May 2, 1997, Mr. Molinari purchased 2,500 and 7,500 shares (the "Shares"), respectively, of the Common Stock through a broker in open market transactions. The aggregate purchase price for the Shares was $27,500. Mr. Molinari used his own assets for such purchase and no part of the purchase price consisted of borrowed funds.

Item 4.  Purpose of Transaction.

         Mr. Molinari acquired and holds the Shares, and all other shares of the Common Stock held by him, for investment purposes only.

         Mr. Molinari has no present plan to acquire additional securities of the Company; however, no assurance can be given that Mr. Molinari may not from time to time acquire additional securities of the Company depending upon future market conditions.

Item 5.  Interest in Securities of Issuer.

         (a) Mr. Molinari directly beneficially owns 305,530 shares of Common Stock, representing approximately 14.7% of the issued and outstanding Common Stock as of the date of this Amendment. This number of shares includes 45,514 shares of Common Stock which Mr. Molinari has the right to acquire pursuant to stock options which are either currently exercisable or exercisable within sixty
(60) days of the date of this Amendment.

         (b) Mr. Molinari has sole power to vote and dispose of 305,530 shares of Common Stock.

         (c) Mr. Molinari has not effected any transactions in the Common Stock of the Company during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

                                                               Page 4 of 4 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: February 18, 1998                            /s/ Alfred A. Molinari, Jr.
                                                    ---------------------------
                                                    Alfred A. Molinari, Jr.